Exhibit 10.8

AMENDMENT NO. 1 TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amendment No. 1 to the Employment Agreement (the "<u>Amendment</u>") is made as of June 15, 2007, by and between RathGibson, Inc., RGCH Holdings Corp., RGCH Holdings LLC (collectively, the "<u>Employers</u>"), and Jeffrey J. Nelb ("<u>Employee</u>").

WHEREAS, the Employers and Employee are parties to an Amended and restated Employment Agreement dated as of April 25, 2007 (the "<u>Employment Agreement</u>"); and

WHEREAS, the Employers and Employee desire to amend the Employment Agreement.

NOW, THEREFORE, the parties agree as follows:

1. All references in the Employment Agreement, and all Exhibits thereto, to Castle Harlan Partners IV, L.P. and Castle Harlan, Inc. shall be removed from the Employment Agreement and such exhibits.

2. RGCH Holdings LLC hereby assigns its rights and obligations under the Employment Agreement to RG Tube Holdings LLC ("<u>RG Tube</u>") pursuant to section 9.6 of the Employment Agreement. RG Tube shall replace RGCH Holdings LLC as a party to the Employment Agreement and all references to the LLC in the Employment Agreement and all Exhibits thereto shall refer to RG Tube. The Employee hereby acknowledges and agrees that RGCH Holdings LLC has satisfied its obligations under the Employment Agreement and has assigned its rights and obligations under the Employment Agreement to RG Tube.

3. Section 4.2 shall be amended in its entirety to read as follows:

    "<u>Bonus</u>. The Employee shall be eligible to receive an annual bonus of up to 200% of Base Salary ("Bonus") under a plan established by the Company or the Board (or a Committee thereof). The Employee's target bonus shall be 100% of Base Salary (the "Target Bonus")."

4. To the extent not amended hereby, the Employment Agreement shall continue with full force and effect in accordance with its terms.

IN WITNESS WHEREOF, this Amendment has been entered into as of the date first set forth above.

RATHGIBSON, INC.

/s/ Harley B. Kaplan
By: Harley B. Kaplan
Title: President and Chief Executive Officer

RGCH HOLDINGS CORP.

/s/ Harley B. Kaplan
By: Harley B. Kaplan
Title: Chief Executive Officer

RGCH HOLDINGS LLC

/s/ William M. Pruellage
By: William M. Pruellage
Title: President

RG TUBE HOLDINGS LLC

/s/ Edward A. Johnson
By: Edward A. Johnson
Title: President

JEFFREY J. NELB

/s/ Jeffrey J. Nelb
By: Jeffrey J. Nelb